SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.   )*

OS THERAPIES INCORPORATED

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68764Y207

(CUSIP Number)

August 2, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*               The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP No. 68764Y207	13G

1.	NAMES OF REPORTING PERSONS

Thomas A. Satterfield, Jr.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)	☐
(b)	☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

50,000

6.	SHARED VOTING POWER

1,244,989

7.	SOLE DISPOSITIVE POWER

50,000

8.	SHARED DISPOSITIVE POWER

1,244,989

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,294,989

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.20%*

12.	TYPE OF REPORTING PERSON

IN

* Based on 20,884,575 shares of common stock of the issuer outstanding as of August 14, 2024, as reported by the issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2024.

Page 2 of 4 Pages

CUSIP No. 68764Y207	13G

SCHEDULE 13G

Item 1.

(a)	Name of Issuer:

OS Therapies Incorporated

(b)	Address of Issuer's Principal Executive Offices:

115 Pullman Crossing Road, Suite 103

Grasonville, Maryland 21638

Item 2.

(a)	Name of Person Filing:

Thomas A. Satterfield, Jr.

(b)	Address of Principal Business Office or, if none, Residence:

Thomas A. Satterfield, Jr.

15 Colley Cove Drive

Gulf Breeze, Florida 32561

(c)	Citizenship:

Incorporated by reference from Item 4 of the Cover Page.

(d)	Title of Class of Securities:

Incorporated by reference from the Cover Page.

(e)	CUSIP Number:

Incorporated by reference from the Cover Page.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or §§ 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Incorporated by reference from Item 9 of the Cover Page.

(b)	Percent of class:

Incorporated by reference from Item 11 of the Cover Page.

Page 3 of 4 Pages

CUSIP No. 68764Y207	13G

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Incorporated by reference from Item 5 of the Cover Pages.

(ii)	Shared power to vote or to direct the vote

Incorporated by reference from Item 6 of the Cover Pages.

(iii)	Sole power to dispose or to direct the disposition of

Incorporated by reference from Item 7 of the Cover Pages.

(iv)	Shared power to dispose or to direct the disposition of

Incorporated by reference from Item 8 of the Cover Pages.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

With respect to the beneficial ownership reported for Thomas A. Satterfield, Jr., 50,000 shares are held by Tomsat Investment & Trading Co., Inc., a corporation controlled by Mr. Satterfield and of which he serves as President; 112,500 shares are held by A.G. Family L.P., a partnership managed by a general partner controlled by Mr. Satterfield; and 1,082,489 shares are held by Satterfield Vintage Investments, L.P. Tomsat Investment & Trading Co., Inc. and A.G. Family L.P. jointly own a majority of Satterfield Vintage Investments, L.P.’s equity, and Tomsat Investment & Trading Co., Inc. is the general partner of Satterfield Vintage Investments, L.P.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 4 of 4 Pages

CUSIP No. 68764Y207	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 28, 2024
Date

/s/ Thomas A. Satterfield, Jr.
Thomas A. Satterfield, Jr.